Filed by Polestar Automotive Holding UK Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Form F-4 File No. (333-260992)

Subject Companies:

Polestar Automotive Holding UK Limited

Gores Guggenheim, Inc.

(Commission File No. 001-40265)

Script – Polestar Night, New York – December 1, 2021

Bojana Flint:

Hello everyone.

My name is Bojana, from Investor Relations at Polestar. It is great to see so many of you this evening, thank you for joining us.

Before we start, for legal reasons,

I would like to draw your attention to the forward-looking statements disclaimer you would have seen upon entry.

Importantly, I would also like to ask you to put away your electronic devices for the duration of the presentation and thank you for applying stickers on your cameras.

We ask you to do this in order to ensure no photos or recordings are taken of the commercially sensitive items on the stage during the show.

We trust you to do so, as it is a legal requirement with security team on site prepared to enforce compliance.

The show itself is being recorded, with only presenters and the stage fully visible, and any commercially sensitive items obscured accordingly.

When we remove those items from the stage, you will be able to take off the stickers and take photos or recordings if you wish.

We will let you know once it is ok to do so.

With that said – let me welcome Thomas.

Thomas, the stage and the audience is all yours.

Thomas Ingenlath

Good evening

Thank you so much for joining us here for the Polestar Night New York in the Manhattan Classic Car Club.

We have been on road show with Polestar for quite some time. But opposite to what the term implies, it was all virtual online meetings and quite the opposite of being on the road and a lively show.

I was desperate to come out here to meet you and bring on stage our phantastic cars and our phantastic people for you to get a real feel for the brand Polestar and its soul.

If there is one thing that is not changing in the transition to the electric age, then it is the fact that cars are a highly emotional affair for us humans.

Polestar is the brand that gives that positive emotion and energy to those that join us on to the journey towards zero emissions.

The value that we create with building this company is the power of the brand Polestar and this evening is a journey to the core of it.

Enjoy.

Mike Whittington, Johan Malmqvist, Greg Hembrough

Good evening everyone – wonderful to have so many of you here and thanks for taking the time to join us.

Now most companies will look back on the past 18 months as a painful period of personal and business challenge, and of course it has been, but for Polestar its also been an incredible story of growth.

Successfully launching a new global brand is a huge achievement for any company, but under the conditions and constraints of a worldwide pandemic it feels even more remarkable; not least the fact that Polestar went global from day 1.

Let’s reflect for a moment

Polestar was officially established as a standalone, premium electric performance brand in October 2017.

By the end of 2018, we had established our headquarters in Gothenburg, Sweden started to recruit our teams and selected initial investors to develop our retail footprint, known as Polestar Locations, across the launch markets.

2019 was a year of intense preparation – we revealed Polestar 2 to the world in February and started taking reservations.

We commenced building Polestar Locations around the world, established sales offices in the launch markets, and of course worked tirelessly to develop our operations across all functional areas.

These preparations were geared towards going live in 2020, and then the pandemic hit.

Despite this, we successfully implemented launch plans from starting production, introducing Polestar 2 on three continents and across 10 markets, commencing customer test drives, opening 40 Polestar Locations, and of course delivering close to 10,000 cars to our customers in 2020.

Really strong progress for a brand that has only been fully operational for a little over 12 months – and not just in terms of physical brand presence, but also implementing a differentiated digital first, direct-to-consumer approach.

All of this activity has resulted in significant growth year on year and today over 30,000 Polestar owners and drivers are enjoying our incredible cars across the world.

There’s no doubt that we are growing fast and indeed this growth will further accelerate in the future.

We expect our global sales volume to increase 10 fold from approximately 29,000 vehicles this year to approximately 290,000 in 2025.

We believe this volume growth will drive a significant increase in revenue from 1.6 billion to 17.8 billion US dollars over the period.

We expect EBIT to improve steadily and by 2025 we will be close to a double digit EBIT margin at 9% or 1.6bn US dollars.

We believe that the way we lead and manage our company, together with our unique operating model will firmly underpin this growth.

Polestar has a scalable, asset-light business model that leverages the experience and manufacturing resources of both Volvo Cars and Geely.

We have access to the wider group’s technology, manufacturing footprint, logistical infrastructure, information technology and highly professional worldwide service network.

This access gives us the flexibility to scale production quickly to meet demand, using an already operational ecosystem, and has enabled us to successfully launch across the world, faster than any of our competitors.

Therefore, we essentially have the best of both worlds.

We are an unconventional, innovative young company with the speed and agility of a startup, but at the same time we have access to industrial infrastructure and experience through our strong partnerships.

Put another way, this enables us to focus our time, our energy, and our resources on core Polestar competencies, including

- Industry leading design; which you will see more of later

- Unrivalled sustainability ambition, including a climate neutral car by 2030, and lastly

- Innovation, driven by our R&D expertise, which is a core competence and a significant competitive advantage.

So our brand has incredible momentum and we have made solid progress to date. Our unique operational set up and agile business model will ensure this growth continues, so now lets focus on our future.

We have a clear and well-developed strategy to drive our growth ambitions which focuses on 3 areas

Firstly - the overall market opportunity for electric vehicles and the accelerating move away from internal combustion cars.

Secondly – growing our portfolio by launching outstanding new products, together with monetizing on bespoke technological developments.

And thirdly – delivering significant further growth in our existing markets and expanding into new markets across the globe.

We believe the global penetration of electric vehicles within the total industry will increase 5-fold from 4% to 20% by 2025.

To put this into context, this represents global EV sales growing to over 16 million vehicles by 2025.

In our segment – premium and luxury – we expect an even faster evolution than the overall market – estimated close to 30% per year until 2025, meaning our relevant market opportunity will increase from 1.4 million vehicles in 2020 to almost 5 million by 2025.

Therefore, we believe we have the right products and brand at the right time.

Achieving our 2025 volume ambition of 290,000 vehicles will deliver an estimated 6% market share in luxury and premium segment and show just how quickly we can grow.

To support this growth we will expand our portfolio with exciting new products.

Over the next 3 years we intend to launch three additional vehicles. Polestar 3, our first premium electric SUV is planned to be introduced in 2022.

In 2023 Polestar 4, a sporty premium electric SUV coupe and in 2024 we intend to launch Polestar 5, based on the Precept which has been extremely well received around the world.

So, by 2025, we expect Polestar to have launched 5 products across multiple segments, offering huge choice for potential private and business customers.

And just to reaffirm - these new cars are designed, engineering is well underway and they will be ready to go.

In addition, we will continue to monetize the intellectual capital we will create as we grow.

For many years, Polestar Engineered optimizations was the only revenue stream we had and over the past 10 years we have installed Polestar Optimisations on over 315,000 vehicles.

We will continue to grow and expand this business and in fact have just introduced a pay for Performance Upgrade for the Polestar 2 using Over The Air technology – which many customers including myself are already enjoying!

Now let’s look at our final area of growth, expansion into existing and new markets.

We launched globally from day one in 10 markets across three continents - no one has done that before, our peers all started domestically and then gradually scaled up.

2022 will only be our second full year of operations across our launch markets.

We will grow our brand awareness, retail presence and ultimately our customer base.

Today we have cars on the road in 14 markets and our intentions are to be operational in at least 30 markets by end 2023.

This market expansion is supported by permanent and temporary retail facilities to ensure we deliver both customer convenience and geographical coverage in each market.

Polestar is already building recognition through the 86 Polestar Locations we have established around the world and they have been extremely well received.

Polestar Locations include downtown Polestar Spaces, such as the one here in Manhattan, and easily accessible out of town Polestar Destinations and Polestar Test Drive Hubs.

Indeed, we have already served over 2 and a half million visitors and conducted over 100,000 test drives at our retail locations where customers have experienced a fundamental difference in comparison to traditional automotive dealers.

Using this range of formats we can quickly expand our coverage in all markets globally, and by the end of next year we intend to have over 150 retail locations worldwide and build further on our partnership with Volvo which already includes customer access to 800 service centres.

Our global expansion will focus on markets with the greatest EV adoption, investment and opportunity.

In the near-term Polestar will focus intensively on Europe and North America as the premium and luxury EV market is developed, we have the right products and brand equity, and regulations are supporting electric vehicle adoption.

In the medium term we expect global sales and revenues to be geographically split approximately

40% in Europe and the Middle East

30% across Asia

And 30% in North America.

In each market we are distinguishing ourselves with a digital-first, direct to consumer approach, enabling customers to explore the brand and the products – from booking a test drive online, to configuring their car, ordering and paying and even booking a service – all through their mobile devices

Apart from scalability, this also benefits from a shift in customer ownership away from the traditional dealer and puts the customer journey and experience firmly in our hands.

This enables Polestar to deliver an outstanding and differentiated customer experience.

Now, since we are in New York, let’s take the opportunity to shift focus.

A core part of our growth will come from the United States where we have significant plans to expand our operations.

So let’s welcome Greg Hembrough, our driving force behind Polestar´s US expansion up on stage.

Thanks Mike. Its great to be here.

Since day one we tailored our activities to the US market.

We have been able to launch and activate our retail network quickly working with established franchise partners with existing customers and operations.

This enabled us to have strong order intake from the beginning.

In late 2020 we started customer handovers, with a focus on the most critical EV markets.

By launching with 4 locations in the San Francisco Bay Area, Los Angeles and Manhattan, we rapidly achieved sales volume while preparing for greater growth in 2021.

At the same time, we knew that EV customers would demand a best-in-class experience from their Polestar 2.

This begins with our streamlined Digital purchasing experience, but extends to conveniences such as home delivery... free pickup and delivery for service... and even a Mobile Service program for light maintainence at a customer’s home or work.

We also kept in mind that some of our American customers want immediate gratification.

Knowing this, we locate 7-10 cars at our retail locations for customers who want a new car in hours, not days.

Today you will find us operating in 25 US locations which serve approximately 75% of the addressable EV market.

This includes existing hotspots such as Seattle, Boston and Denver, but also some other markets with strong growth potential.

In Texas and Connecticut, for example, because direct to consumer sales are banned, Polestar has a competitive advantage with our tailored franchise approach over some of our EV competitors who are unable to do business in these states.

In 2022 we will continue our rapid network expansion to approximately 38 retail locations, targeting places with growing demand for electric vehicles such as Sacramento California, Charleston S.C. and Long Island, NY.

In 2023, when the Polestar 3 hits the road, we expect to have 50 Polestar Locations nationwide to serve our customers, with digital ordering and mobile service for those in between.

So, let me show you some of our most recent downtown Polestar locations.

Our San Jose California location is at Westfield Valley Fair, which has the highest sales revenue of any mall in California. We’re keeping good company alongside Apple, Dyson and IWC. And our location is seeing up to 1,400 visitors a week! That’s great brand exposure!

Our North San Francisco location is situated in “the Village at Corte Madera” where we moved in next to Apple, Lululemon and across from the flagship Restoration Hardware store.

Polestar Manhattan is located just minutes away from us today, in the bustling Lincoln Square district, and I’d encourage you all to stop by for a look sometime.

Polestar Denver is located in a brand-new development in the Cherry Creek district of the city.

This area is known for its active shopping and prominent restaurant scene.

So as you can see, some great locations with significant brand visibility, and many more to come soon…

Thanks Greg, certainly exciting times here in the US.

So to summarize - we intend to grow from 29,000 vehicles this year to 290,000 in 2025, supported by three growth drivers

— By a rapidly growing premium and luxury EV market,

— By expanding our product portfolio and continuing to leverage additional revenue streams.

— By expanding in existing and new markets across the globe.

And all of this made possible because we bring together the best of both worlds – the agility and mindset of a startup combined with access to significant industrial infrastructure and experience.

And of course, our entire Polestar team are excited and focused on delivering this growth.

Thanks everyone and now Par Heyden and Asa Borg will share their insight into our Brand and Marketing attributes and activities.

So, what is a Brand?

The actual word Brand comes from an old Germanic language. Perhaps the local dialect today known as Swedish. The word is the same we use today.

The idea comes from the need to distinguish yours from mine. Identifying property using a single mark is painful, but simple. It has worked for thousands of years and is what we are still doing today. On cars.

The most important role of a brand is to stand out. To be different.

Not for the sake of being different, but to exist at all!

Once the brand exists and is identifiable, it can be associated with values, promises and stories.

And no – a Brand is not a set of typography rules and a logotype.

Products are obviously hugely important for the brand, but products and technology come and go. Like the combustion engine.

A brand develops and stays over decades. It is the long-lasting value we create.

So, who needs yet another car brand then? Honestly. There are already so many brands out there.

Why should anyone care about this one?

And why is Polestar not just a part of Volvo?

We see that all car companies are going electric.

They all try to redefine themselves in one way or the other to represent “The Future of Electromobility”.

The future is however not very well scouted territory…

In Hollywood it seems popular to envision the future as a dark and dystopian place.

It has dramatic architecture and cool tech, but the weather is terrible.

Some competitors seem to like this vision of darkness and blue neon lights.

They even name cars after it.

When they talk about their visions of the future, they often portray this dark world, but when they want to sell cars – here today – they show a parked car outside a contemporary house.

And to be absolutely sure that everybody out there gets it is an electric car they show the car charging.

We want Polestar to be a brand for modern and intelligent people, representing a hopeful and optimistic view of future.

So, when we photograph cars for market communication, we strive to remain in a bright world. Possibly sometime in a near future.

We want to stay in one and the same world all the time and be the first consistent and respectful brand out there.

Polestar was created to offer a modern alternative.

We wanted to show that cars and driving can still be positive parts of life.

Bring smiles to peoples’ faces.

Show that the future is not necessarily a scary place.

We wanted to embrace new technology and ideas and accept that we cannot do everything ourselves.

So, is the answer to what makes us unique that we produce electric cars?

That we have an ambitious sustainability agenda?

That our cars have large screens and connectivity?

That we have showrooms in city centers?

That we care about our customers?

No. And No. And No…

These are merely hygiene factors to be in the modern car business. But YES, we do all of it. It is important! It just nothing unique.

Many compare us to Volvo, it is only natural.

I think Volvo is a great brand.

As several other brands, Volvo has transformed themselves into a Lifestyle Brand.

You can see it clearly in their marketing.

This could be images from a fashion brand or a lifestyle magazine.

They are selling the Scandinavian Lifestyle, and themselves as enablers of it.

It comes with the right house, the right guy, the right bag, beard, family etc.

It seems like a clever thing to show products in context, doesn’t it?

Letting customers understand how their lives could be improved.

To show a smiling, successful, happy family, with a dog, and their new car is what everyone is doing.

It has become standard solution 1A in the marketing handbook and it is completely disrespectful to all customers who do not need a new lifestyle.

To all of us tired of generic advertising promises.

Have a look at this ad.

I think you can all see what it is and agree that you do not need to see the wrist the watch sits on to understand the image.

You do not need read a long explanation to get that this is a very special piece of design.

We decided early on that Polestar should NOT become a lifestyle brand.

We want to spend all our energy and passion on designing, developing the best cars possible.

Nothing but uncompromised design and technology.

This is from 2017 when we launched Polestar 1…

I think the film shows our determination and attitude and how we want to avoid the traditional corporate ways of working and talking to customers.

The passionate attention to detail is another thing that stands out from our work.

I know how frustrating it is to work with people like myself who keep asking for another update.

But I have also seen the difference it makes.

The passion that goes into every part of our car, into the design, into every space and every event is special.

The pure nerdery that is needed to produce something like this – a battery!

But like this it is no longer a battery, it is a piece of art.

We often use the word purity when describing our Scandinavian design and aesthetic direction.

You have already seen the design of some of our cars, but I want to share some of the general thoughts.

In many parts of the world

“More is still More”.

It is a classical way of showing wealth, status, and success by adding more decoration.

More gold, more whatever…

Our competitors seem to think more neon is good.

We have deliberately decided to go a different way. Not at all an easier one.

Minimalism is not about making something simple or poor. No, by reducing the clutter and unnecessary we want to add value.

This is our stand at Geneva motor show 2019.

By reducing our appearance to a minimum, we really stood out.

In this loud hall where all brands try to scream louder than their neighbor, we had a line of people queuing to get inside, the day before the show opened.

Inside the box our cars were displayed as pieces of art.

The design concept has evolved since then and we are now adding more and more life, energy and color to our events and our retail locations.

Like the stand for Shanghai Motor Show last spring.

We want to avoid adding chrome to our cars.

It still seems to be standard practice in the industry linking it back to the America of 1950’s.

But, leaving the car industry behind we find more and more who use different kind of graphics on their products. Without chrome. Just have a look at your phone.

Our very own marking system can now be seen in everything from car parts to advertising.

I would like to wrap this up with a story from this summer.

On one of those perfect Swedish summer evenings, I wanted to buy some drinks in a bar.

As I approached the bar, the bartender stopped serving the other guests and shouted

”That is a really cool sweater!”

Since I am Swedish, I am not used receiving complements for my clothes by complete strangers.

I had to look down and realized that I was wearing a prototype from our Additional collection.

The bartender simply refused to serve me anything until I explained how he could get the same sweater.

That was a very local example, but we hear similar stories from other markets where we are well known.

We know that people are happy to wear the Polestar name and be seen in, or simply just spend extra time, in their Polestar.

We have created something special. People who do not even drive our cars happily wear our hoodies.

And it is not about the design of the logotype (or sweatshirt) – it is about what our brand represents.

One of our many tasks right now is to increase the awareness of the brand to make this example globally relevant.

Now I want to hand over to Åsa who will talk more about how we are doing this.

I think we all know and can recognise the correlation between strong Brands and successful companies.

To build a brand or shift a perception of a brand can take years.

To damage or at least severely hurt a brand can take just a few hours.

Where are we on our journey from a Brand and Brand Awareness perspective.

We measure this every week in all live markets…

…and we are really proud that in this short time our Brand awareness in all markets has a really strong development.

The curves are pointing upwards and we have an ambitious plan in front of us.

How do we then grow our Brand Awareness even more and faster to grow our business?

We believe consumers deserves and require more from a modern luxury design brand than just a car driving on a curvy road ending with a clever slogan and a price tag.

Instead we have our unique visual expression and we drive thought leadership within certain topics.

This has been the core since the launch of the brand when we said no and goodbye to the very conservative parts of the industry including a too cliché way of communicating.

Since then we have launched several initiatives like encouraging the car industry to be more transparent on their footprint and we even shared our method how to do it.

The most recent example is from just a few weeks ago at COP26 in Glasgow when we addressed the many vague promises from the industry – we said that this time we will take notes…in stone.

We will also continue to create strong, authentic and sometimes epic campaigns to reach an even broader audience.

Just a few weeks ago we launched a worldwide brand campaign.

The film in the campiagn is about us as humans, having created fantastic innovations that made life better.

But sometimes the price has been too high and now we need to rethink how we live and consume.

We tell the story with a specific perspective from a person who actually left our planet – saw it from the outside – and then returned.

You might have heard about the Overview effect.

We hear that perspective being told from Dr Karen Nyberg who is an astronaut who spent 180 days on International Space Station and she got a new perspective of the precious planet we populate.

Here we see her at our photo shoot at Gotland a Swedish island.

And here are some words from Karen to us at Polestar and why she is in this project.

As you can see an authentic partnership and story that has created a great piece of communication.

Let’s have a look at the film from the campaign.

This was picked up as the best ad of the week and similar in many advertising publications and on social media.

Our recent communication has created great results—here you see how more and more people search for Polestar ….visit our website…. and configure cars leading up to great levels of testdrives and orders.

To sum this up. I hope you enjoyed and understand a bit more about our brand and where we are coming from and where we are going.

Thank you.

What a car!

What a stunning car.

Awesome proportions,

Futuristic looks,

Low, wide, powerful.

This is the Precept, the incarnation of what our brand Polestar is about.

Nordic coolness and high tech innovation.

It is luxurious and exclusive.

And everybody loves it

The press,

design colleagues and

peers from the automotive industry,

Our customers...

Old, young, male, female, kids.

Everybody loves this Polestar.

This is where we are today.

The Polestar 1 does a great job in establishing two key attributes of the Polestar brand

Beautiful design and excellent dynamics.

It’s a gorgeous driver’s car.

With Polestar 2 we brought our first pure electric car... a 300kw strong premium sport sedan and a Tesla model3 competitor, a European design that stands out in the crowd and celebrates build quality, safety and sustainability.

And Polestar 2 has Google built in with Android automotive as the heart of the infotainment system, a world first, a true guiding star which many are following now.

A clear winner ...

The Verve stating that this is “how all car software should be designed”.

So two models of our product portfolio are out in the market – the Polestar 1 and Polestar 2.

The Polestar 3, 4 and 5 are in the starting blocks with launch dates planned in 2022, 23 and 24 — one car per year over the next three years.

Polestar will be a very different company in 2025.

With three new car lines are strongly differentiated from Volvo; the Polestar design language will be fully established.

The brand will position firmly in the premium/luxury sport segment, we will compete with Porsche and the upper segment of Tesla.

How do we let people know all that, before these cars are on the road?

The answer is Precept.

Precept is not a fancy future dream but shows exactly all the great tech features and design lines of our Polestar 3, 4 and 5.

Let me show you what is coming in the next 3 years.

The face of the car is determined by the eyes, the headlights and the mouths the grill, just like the face of a human.

It gives character, identity, personality.

The grill had the function of an air-intake, to cool down that combustion engine that burns far too much energy into heat.

With an electric car that hole to breathe in air is obsolete, you can take it away but a face without a mouth, looks pretty bland and anonymous.

So Polestar invented for the electric age the SmartZone.

We cluster the modern radar, camera and sensors with the needed heating and cleaning tech and seal it in a waterproof unit—the SmartZone.

Which makes the face of our electric Polestars complete and characterful in a meaningful way From breathing to seeing.

The headlights, the eyes of a car.

Polestar has a straight look, not mean or aggressive but confident and powerful.

Polestar has a straight, robotic look and obviously high tech, with laser cut precision and meticulous detailing.

This is a Polestar’s new light identity the dual blade.

Talking about blades

Polestar 3 that we plan to launch next year, will be introducing an unseen aero device the front foil.

This aerodynamic foil calms down disturbing turbulences and improves the airflow. And it looks awesome.

We will use the best long range lidar in the market to introduce highway piloting and safety features of unheard prediction quality the lidar from LUMINAR.

Polestar 3 will be prepared with the electronic architecture to bring autonomous highway piloting around mid-decade to our customers.

With LUMINAR providing the best-in-class Lidar, ZENSEACT writing the software that opens the gate to a piloting & safety world 2.0 and NVIDEA, powering the central computer electronic architecture.

Modern cars have a really bad rear view when you look into the inner mirror. Precept has the best!

Instead of a rear glass window we installed a camera here.

The inner mirror is a display that projects the perfect wide rear view captured from a camera mounted here.

Not needing to mount an ordinary rear window glass has two major design advantages

A For awesome looks, a rear that is as outstanding and impressive as a Countach.

B For big, long panoramic glass roof, stretching all the way behind the 2nd seat row, giving an airy and light atmosphere and extra headroom for the passengers.

Let’s have a look at the interior.

This is a big space.

With a gigantic wheelbase you find plenty of legroom between the seats, accommodating a really comfortable luxurious rear seat compartment.

You see as well Not a typical leather and wood interior but modern fashion materials, with tech textures and translucent looks.

A Scandinavian lounge atmosphere somewhere between Prada fashion and Nike sportswear.

The new interior architecture in all our future cars will look like this A super slim dashboard.

Showing the attention to detail and functional jewels which Polestar Design is famous for.

All cars will have one big central entertainment and interaction screen and one concentrated driver display underlining the importance of that position behind the steering wheel.

All our cars starting with Polestar 2 are updated regularly by over the air software releases.

Already today Polestar has performed 7 over the air software updates on the Polestar 2.

We improved the range with finetuning the battery management, we fixed bugs without the need for the customer to come to a workshop and we introduced new functionalities and features, like the range app.

Talking about apps

Through the Google automotive APP store, we launched this year video apps for example with market specific news channels for the customers to watch whilst charging.

And as a Christmas surprise we will release a Web Browser App to all our customers.

So they can surf the net in their always connected Polestar.

Customers we have a direct-to-consumer approach.

And that means direct communication, through service centers, through chat channels and Facebook groups.

It is intense and challenging.

We made a conscious decision to insource all the direct customer communication and made it our goal to become excellent at customer experience.

It is worth the effort we see passionate Polestar 2 customers, enthusiastic brand fans following our brand and being the best ambassadors we can wish for.

When we develop new interiors, our designers are always in search for innovative materials that reduce the CO2 footprint or build on the principals of Circularity.

The 3D knit fabric of the seat is a gorgeous example.

The fiber is created out of recycled PET bottles and woven in a unique three-dimensional structure that makes it breathable.

And we use natural grown flax fibers to replace virgin oil plastic panels with Bcomp materials.

They reduce weight, increase structural stiffness and look awesome without having to cover them under a deco foil.

Sustainability is deeply anchored within Polestar and each and every Polestar employee is contributing on the journey towards zero emissions via set targets and KPIs but as well by conviction and mindset.

But nobody represents and embodies the ultimate dedication and passion for sustainability within our company as well as our shining Polestar Fredrika Klaren.

Welcome on stage

We want to redefine what premium materials are – we think they should be both innovative and sustainable.

Precept is a great step forward in this mission.

Transparency will play a key role in our sustainability work.

Last year we published the Life Cycle Assessment, or LCA, for Polestar 2 showcasing it’s total carbon footprint and our calculation method.

LCAs are core to our product development.

This is how we can evaluate the climate impact of our material and design choices.

When we conducted the LCA for Polestar 2 we clearly saw EVs are a climate solution already today.

When charged with renewables, Polestar 2 has half the climate impact than that of a petrol car.

That is the kind of impact we need to have as we move into the climate decade.

The automotive industry already has this scalable solution – now, we need to accelerate its adoption to combat the climate crisis.

Looking at the LCA, we also saw that they offer a route to climate-neutral mobility, and that we can go for full decarbonisation of the way we produce cars.

So, we set ourselves a moonshot goal to create a climate neutral car by 2030.

We wanted to galvanise a sense of urgency not just amongst our own designers, engineers, and purchasers, but in the industry as a whole.

It’s up to us to find the solutions within this decade.

We will not use offsets to make net zero claims, but instead will focus on eliminating supply chain emissions.

This is the Polestar 0 project, and it is all about innovation, research, advanced engineering and collaboration focused on eliminating emissions from each of the 20000+ components in a single car.

Circular solutions, energy efficiency, renewable energy sources, and carbon capture technologies will all play a pivotal part.

Circular batteries will naturally be one of the key focus areas of this project.

Roughly a third of an electric car’s carbon footprint stems from the battery.

And the challenge goes beyond climate - minerals and metals going into a battery, regardless of what cell chemistry you use, comes with great risks for human rights violations and pollution.

Like many other, battery supply chains can be breeding grounds for corruption and generally lacks transparency.

These are challenges that we are facing head on with a clear set of actions promoting sustainable practices at suppliers, increasing transparency, and using the power of circularity, for example by increasing recycled content to ease the pressure on mineral supply chains.

We work closely with our battery suppliers.

They are the ones who can put into practice our social and environmental ambitions, for example they play a big role in our goal to halve the footprint of our batteries by 2025.

We are combating corruption and lack of transparency in mineral supply chains by using scalable innovation.

We use blockchain to trace all Cobalt and Mica going into the Polestar 2 batteries, which gives us an immutable, efficient way to ensure that the supply chain that we have approved with our supplier is intact and that no minerals from unverified sources entered our production.

We are now creating blockchains for more risk materials and explore ways to extract more data, for example embedded CO2.

We have high hopes on the role of this technology going forward.

Increased electric mobility needs circular batteries.

The battery in a Polestar 2 can in fact be repaired to prolong its life.

We have battery centres in Europe, China, and also here in the US, that can repair batteries, send them off for recycling, and in the future also remanufacture them.

We are committed to this amazing opportunity to now take the chance and create circular and ethical ways of producing, using, and reimagining batteries and cars.

We are determined to be a guiding star in our industry.

We want to live in a society that has tapped into the power of climate neutrality, circularity, transparency, and inclusion.

And we’re going to be the ones who work the hardest to deliver on the promise of electric cars.

Thomas, back to you.

Precept envisions the three main pillars on which the brand Polestar stands

Design

Sustainability

Innovation

And this is exactly what the future Polestar models are built on.

The Polestar 3 that will launch next year is a luxurious, electric, performance SUV.

Polestar 3 will have the high SUV seating position, appreciated by so many, combined with a new, unseen, aerodynamic sleek silhouette.

With that, it will define the future look of SUVs in the electric age.

LUMINAR Lidar and NVIDEA centralized computing power will bring autonomous highway piloting into the offer.

The Polestar 3 we will build in the US for the US... In Volvo’s established manufacturing site in Charleston.

The prototype built is well advanced and crash tests have been already successfully performed.

The countdown for Polestar 3 launch is ticking.

We had created Precept to communicate about the Polestar 3.

But then they loved Precept so much…That we decided to put it into production.

How to do that without losing the awesome proportions and looks?

How to do that fulfilling the promise of performance and power?

We decided to engineer the production version in house and create a Polestar sportscar architecture.

An aluminum bonded spaceframe structure is the backbone of this super stiff architecture safe, rigid and low.

We modify and integrate the electrical system of Polestar 3, adding by that all the greatness of an NVIDEA powered central computing core.

The electric propulsion system is built around our own development the P10 motor. With 450kw one of the most powerful electric motors.

Powered by the Polestar developed 800V battery pack. Its aluminum housing is integral part of the aluminum spaceframe.

The suspension is designed for a superb driving experience. A true sportscar chassis. This is how we translate the show car Precept 1 into the production car Polestar 5.

All this development is led by our own R&D team in the UK.

Engineers that have working experience from the British sportscar industry McLaren, Lotus, Aston Martin.

First prototypes are assembled and tested.

And it is exciting to see the Precept coming alive and real.

We let the whole world take part in this exciting development process with our continuous online reporting episodes “from concept to production”.

More key EV tech we are developing in house

The bidirectional 22kw onboard charger. That will allow the integration of the parked EV into the electric public grid.

And the P10 electric motor that will be used as the top of the line in all our cars starting with Polestar 3.

P10 motor and the 22kw bidirectional onboard charger is the tech that will go not only into the production Precept but as well into Polestar 3 next year.

We presented Precept to give the world an idea about the futuristic design that you can expect from the Polestar 3 coming next year, the powerful tech, the sustainable materials – to make the world understand where Polestar is heading with the 3 cars to come and how strongly it will be positioned in the premium / luxury segment.

Normally we rely on press and public to trust us, that Polestar 3 indeed will come with these design features of Precept, the SmartZone, the new Polestar face, the powerful stance.

But here in this intimate setting we will go that one step further.

We brought you the evidence.

Can you imagine how many designers around the globe are sitting there these days, trying to copy that style and are asked to design something as cool as this by their bosses?

Well good luck.

I didn’t just bring you the Precept and the Polestar 3 tonight.

I brought as well Max Missoni, head of Polestar Design, my longterm brother in crime when it comes to blessing the world with beautiful and meaningful cars, please Max join me on stage.

Now it is your turn, the stage is open for you to come and have a closer look, thank you so much for joining us tonight.